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Exhibit 99.(a)(8)                                                Exhibit (a)(8)

                 [LOGO OF EQUITY RESIDENTIAL PROPERTIES TRUST]

                               October 15, 1999

                     ERP OPERATING LIMITED PARTNERSHIP HAS
                     INCREASED ITS OFFER PRICE TO $425 PER
                    UNIT OF LIMITED PARTNERSHIP INTEREST OF
                       DAVIDSON INCOME REAL ESTATE, L.P.

                       New Offer Price of $425 per Unit.

   We are increasing our offer price for your limited partnership interests (the "Units") in Davidson Income Real Estate, L.P. (the "Partnership") from $405 per Unit to $425 per Unit. Our price is higher than the price currently being offered by AIMCO Properties, L.P., an affiliate of the general partner of the Partnership. IF IT IS LIQUIDITY YOU DESIRE, OUR OFFER PROVIDES YOU WITH THE GREATEST PURCHASE PRICE CURRENTLY BEING OFFERED.

   We are offering to acquire up to 26,776 Units (the "Offer"). The Offer is not subject to any minimum number of Units being tendered. The expiration date of the Offer has been extended to November 1, 1999, 12:00 midnight, central standard time.

   As we are increasing the offer price from $405 to $425 before the expiration date of the Offer, November 1, 1999, unless extended, this increased offer price will be paid with respect to all Units that are purchased by us pursuant to the Offer, whether or not such Units are tendered prior to or after this increase in consideration.

   Our offer price of $425 per unit will be decreased by the amount of any distribution declared or made with respect to the Units between July 30, 1999 and November 1, 1999, or such other date to which the Offer may further be extended. YOU WILL NOT BE REQUIRED TO PAY ANY COMMISSIONS OR FEES IN CONNECTION WITH ANY DISPOSITION OF YOUR UNITS PURSUANT TO THE OFFER (generally, up to 10% of the sale price, subject to a $150-200 minimum commission per trade).

   Please refer to our Offer to Purchase dated September 28, 1999, Amendment No. 1 and the Supplement to the Offer to Purchase both dated October 1, 1999, and Amendment No. 2 and the Supplement to the Offer to Purchase dated October 15, 1999, for additional information about the Offer.

   If you would like to tender your Units to be purchased by us for $425 per Unit, and have not yet completed the blue ERP Letter of Transmittal and delivered it to MMS Escrow and Transfer Agency (the "Depositary"), please complete the enclosed green Letter of Transmittal and deliver it to the Depositary at the address listed thereon in the gold envelope provided. If you completed and delivered the blue ERP Letter of Transmittal to the Depositary and have not withdrawn such tender, you do not need to complete any other documents for your Units to be tendered to ERP. A completed blue ERP Letter of Transmittal shall be sufficient to tender your Units for purchase by ERP at $425 per Unit.

   If you have any questions or need assistance, please call the Depositary at
(888) 292-4264.

       The Offer expires on (unless further extended) November 1, 1999.